Exhibit 4.(iii)

FORETHOUGHT LIFE INSURANCE COMPANY

[Indianapolis, IN]

ADVISORY FEE WITHDRAWAL RIDER

This Advisory Fee Withdrawal Rider (hereafter “Rider”) is made a part of the Contract to which it is attached and is effective on the date the Contract is issued. Terms used in this Rider shall have the same meanings as are set forth in the Contract unless otherwise defined in this Rider. In case of a conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider will control.

This Rider provides for withdrawals, referred to in this Rider as Advisory Fee Withdrawals, to be taken with the expressed purpose of satisfying Registered Investment Advisor fees.

There is no additional charge for this Rider.

RIDER DATA

Maximum Advisory Fee Rate: [1.50%] of Contract Value per Contract Year

CALCULATION

The Advisory Fee Rate is determined for each Advisory Fee Withdrawal during a Contract Year.

Each Advisory Fee Rate is determined by A divided by B, where:

A)	the amount of the Advisory Fee Withdrawal; and

B)	the Contract Value immediately prior to the Advisory Fee Withdrawal.

Contract Year Advisory Fee Rate Limit

During any Contract Year, the sum of the Advisory Fee Rates may not exceed the Maximum Advisory Fee Rate shown in the Rider Data section.

WITHDRAWAL PROVISIONS

Advisory Fee Withdrawals will impact the values provided by the Contract or any Rider(s) that may be attached to the Contract as described in the Contract or any Riders and as follows:

1)	Advisory Fee Withdrawals are not subject to Withdrawal Charges or a Market Value Adjustment.

2)	Advisory Fee Withdrawals do not reduce the remaining Free Withdrawal Amount for that Contract Year, to the extent they are deducted from the One-Year Fixed Strategy or any Indexed Strategy. Advisory Fee Withdrawals that are deducted from the Performance Credit Account, if applicable, will reduce the remaining Free Withdrawal Amount by the dollar amount of the Advisory Fee Withdrawal taken from the Performance Credit Account.

3)	Advisory Fee Withdrawals do not reduce the Required Minimum Distribution for this Contract.

4)	For non-qualified stretch contracts, Advisory Fee Withdrawals do not reduce the required withdrawals for this Contract.

5)	Advisory Fee Withdrawals that reduce the Contract Value below the Minimum Contract Value as shown on the Contract Data Page may result in a termination of the Contract and We will pay You the Surrender Value.

6)	Advisory Fee Withdrawals do not impact the Optional Death Benefit Value.

7)	Advisory Fee Withdrawals will be reduced from the One-Year Fixed Strategy Value and each Strategy Contract Value in the same proportion each represents to the total Contract Value less the Performance Credit Account Value, if applicable, immediately prior to the withdrawal. If the One-Year Fixed Strategy Value and each Strategy Contract Value are depleted, any remaining Advisory Fee Withdrawal will be reduced from the Performance Credit Account Value.

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TERMINATION

This Rider will terminate upon the date Your Contract is terminated.

Signed for Forethought Life Insurance Company

[Secretary]	[President]

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